Atlanta ■ Washington ■ Dallas

September 26, 2007

Mr. Jeffrey Riedler - Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE, Mail Stop 6010
Washington, D.C.  20549

Re:          Citizens Financial Corporation
Revised Proxy Statement on Schedule 14A, Schedule 13E-3
File No. 0-20148
Filed August 29, 2007

Dear Mr. Riedler:

Fairness of the Process, page 19

1.
In the fourth paragraph of this section, you make that statement that each of the independent directors “have not engaged in any transactions with the Company that were not on the same terms as are available to unrelated third parties.” Please describe any transactions that they did engage in with the Company.

We have revised our disclosure on page 17 to reflect that neither our independent directors, nor their businesses or affiliates, have engaged in transactions with the Company.

Opinion and Report of Financial Advisor, page 22

General

2.
We note your response to our prior comment 31 and reissue that comment in part. You state that Burke calculated the value of the Company on a going concern basis. Did Burke, however, consider going concern value which you describe as the “discounted future cash receipts approach?” If it did not perform a discounted cash receipts analysis, please explain how it was able to calculate a going concern value given the difficulties described on page 19.

We have revised our disclosure on page 20 as requested.

One Atlantic Center   ■  Fourteenth Floor   ■   1201 West Peachtree Street, NW   ■ Atlanta, GA 30309-3488
Tel: 404.572.6600    ■    Fax: 404.572.6999
www.pogolaw.com

Securities and Exchange Commission
September 26, 2007

U.S. Comparable Public Companies Analysis, page 23

3.
We note your response to our prior comment 44 and reissue that comment in part. Please describe the amounts presented in the “Financials” column in the table “Implied Valuation – Public Market Comparables.” Also disclose whether Burke calculated an implied valuation based upon the mean price/ book and price/ tangible book values of the comparable companies.

We have revised our disclosure on page 21 as requested.

Incorporation of Certain Documents by Reference page 47

4.	Please revise to incorporate by reference the Company’s Form 10-Q for the quarter ended June 30, 2007.

We have revised our disclosure on page 39 as requested.

* * *

Thank you for your consideration of our responses to your comments.  If you have any questions, or if we can be of further assistance to you in the review process, please call me at (404) 572-6808.  My fax number is (404) 572-6999.

Very truly yours,

/s/ Kenneth M. Achenbach

Kenneth M. Achenbach

For POWELL GOLDSTEIN LLP

cc:           Mr. Darrell R. Wells
Mr. John Cornett
Mr. Jim Stokes
Mr. Jason Trembley
Katherine Koops, Esq.

should vote on the Reverse Stock Split at the special meeting or any other matter.  See “– Opinion and Report of Financial Advisor.”

Fairness of the Process

In addition to the fairness of the substance of the transaction, the Board of Directors believes that the process by which decisions were made regarding the Reverse Stock Split is fair to the Company’s unaffiliated shareholders who will be cashed out and to those who will retain an equity interest in the Company as a result of the transaction.

As noted above, the Board of Directors engaged an independent financial advisor, Burke, to prepare the Fairness Opinion with respect to the Reverse Stock Split.

The Board of Directors made note of the fact that shareholders will be entitled to vote on the Reverse Stock Split and that those who will receive cash in lieu of fractional shares of New Common Stock will be entitled to dissenters’ rights under Kentucky law (see “OTHER INFORMATION – Dissenters’ Rights”).  It also noted that shareholders can purchase, subject to availability, prior to the Effective Date, such additional shares of Common Stock through the market in order to make their holdings of Common Stock evenly divisible by 250 and thereby avoiding the result of fractional shares from the Reverse Stock Split.  In this regard, while in the 30 days following July 2, 2007, the date the Company announced the plans to pursue the Reverse Stock Split, NASDAQ reported that 27,875 shares of Common Stock traded and the average closing share price during that period was $6.42, it is possible that the share price of the Common Stock will increase based on the $7.25 price the Company will be paying for fractional shares.  As a result, shareholders seeking to purchase shares of Common Stock to make their holdings of Common Stock evenly divisible by 250 might be forced to pay a significant premium in order to purchase additional shares.

The five-member Board of Directors of the Company that was involved in the deliberations and decisions regarding the Reverse Stock Split has three independent members: Messrs. Harralson, Turk, and Ward. Gerald Wells was added to the Board of Directors on August 9, 2007 and was not involved in the deliberations and decisions regarding the Reverse Stock Split.  None of the independent directors are employees of the Company nor are they otherwise controlled by, or under common control with, the Company.  Each is an experienced and knowledgeable business person whose businesses and affiliates have not engaged in any transactions with the Company ~~that were not on the same terms as are available to unrelated third parties~~.  See “COMPANY INFORMATION – Information Regarding Directors and Executive Officers.”  Messrs. Harralson and Ward own shares of Common Stock, while Mr. Turk is not a shareholder of the Company.  With regard to their shares of Common Stock, neither of Messrs. Harralson and Ward have any agreements with the Company or Mr. and Mrs. Wells regarding such shares.  As discussed in “COMPANY INFORMATION – Interests of Certain Persons in the Reverse Stock Split,” Messrs. Harralson and Ward are subject to receiving cash in lieu of fractional shares pursuant to the Reverse Stock Split, but there are no terms regarding such cash in lieu of fractional shares that apply only to Messrs. Harralson and Ward.

Mr. and Mrs. Wells absented themselves from the portion of the June 29, 2007 Board of Directors meeting during which the vote was taken regarding whether or not to engage in the Reverse Stock Split and from the selection of the split ratio, the cash price to be paid in lieu of fractional shares and the appropriate procedural safeguards, and Messrs. Harralson, Turk and Ward discussed these issues fully in executive session.  They did not meet in executive session at an earlier point because they comprised a majority of the Board, viewed Mr. and Mrs. Wells’ participation in, and contributions to, earlier meetings to be valuable to their decision-making process and did not consider their collective or individual independence to be jeopardized in any respect. Based on the factors described above, the independent members of the Board of Directors

In accordance with customary valuation practice, Burke employed generally accepted valuation methods in reaching its opinion.  The following is a summary of the material financial and comparative analyses utilized by Burke in arriving at its opinion.  It does not purport to be a complete description of the presentation of Burke to the Board of Directors or the analyses performed by Burke.  The preparation of a fair value opinion is a complex process and is not necessarily susceptible to partial analysis or summary description.  Selecting portions of the analyses or of the summary set forth below, without considering the analyses as a whole, could create a misleading or an incomplete view of the process underlying Burke’s fair value opinion.

Burke relied upon the examination of publicly traded comparable companies, the premiums paid for similar going private transactions, and the Company’s historical trading price and volume (together the “market approach”) to derive a value for the Company’s Common Stock. Burke did not consider liquidation or net book value in this Analysis for the reasons set forth in “—Fairness of the Substance of the Transaction” and instead calculated the value of the Company on a going concern basis.

Each of the three methodologies described below – “U.S. Comparable Public Companies Analysis,” “Premiums Paid for Similar Going Private Transactions” and “Historical Trading Price and Volume” is a means of calculating the value of the Company on a going concern basis.  An additional method – the discounted cash receipts approach – was not used because the Company’s volatile and negative earnings history and prospects made it difficult to set reliable assumptions regarding the Company’s future cash flow.  As a result, the discounted cash receipts approach would be less reliable than the three methodologies described above.  See “- Fairness of the Substance of the Transaction” on page 16.

U.S. Comparable Public Companies Analysis

Burke selected as proxies of the Company’s value the stocks of publicly traded life & health insurance companies with market capitalizations of less than $1 billion, which Burke believed represented a better pool of comparable companies than a broader range of insurance companies including property & casualty, multi-line, managed care, title and other lines of business in which the Company is not engaged.  This search resulted in eleven life & health insurance companies. Burke did not exclude any companies that matched this criteria.

The companies included in the analysis were: National Western Life Insurance Company, Presidential Life Corporation, Kansas City Life Insurance Company, Independence Holding Company, Penn treaty American Corporation, KMG America Corporation, American Independence Corporation, Security National Financial Corporation, UTG Inc., Kentucky Investors Inc., and North Coast Life Insurance Company.

The public comparables approach typically utilizes the multiples of price/last twelve months earnings, price/book value, price/tangible book value, and price/earnings before interest, depreciation, and amortization to estimate value.  In this case, however, Burke concluded that only the price/book value and the price/tangible book value multiples were material to its valuation analysis because the Company lost approximately $1 million from March 31, 2006 through March 31, 2007.  Because of this loss, Burke could not calculate earnings-based multiples for the Company and they were not meaningful bases for peer group comparison.  Burke did not consider this to be material to its analysis and determined that it could base its public comparables valuation on the price/book value and price/tangible book value ratios alone.

The following table illustrates the financial metrics and trading multiples of each company in the peer group.  The book value per share and tangible book value per share multiples were calculated by dividing stock price as of June 21, 2007 by the March 31, 2007 book per share and tangible book per share.

				Public Market Information				Price/

Company	Ticker	City	State	Stock Price	Market Cap(SM)	Book Value	Tangible Book	Book Value	Tang. Book Value
National Western Life Insurance Company	NWLIA	Austin	TX	$256.92	$879.2	$263.40	$263.40	0.98x	0.98x
Presidential Life Corporation	PLFE	Nyack	NY	$19.97	$599.3	$22.03	$22.03	0.91x	0.91x
Kansas City Life Insurance Company	KCLI	Kansas City	MO	$44.96	$534.4	$56.80	$56.80	0.79x	0.79x
Independence Holding Company	IHC	Stamford	CT	$20.13	$313.8	$15.72	$11.49	1.28x	1.75x
Penn Treaty American Corporation	PTA	Allentown	PA	$5.88	$139.1	$10.95	$10.65	0.54x	0.55x
KMG America Corporation	KMA	Minnetonka	MN	$5.30	$119.9	$8.22	NA	0.64x	NA
American Independence Corp.	AMIC	New York	NY	$11.00	$93.0	$9.99	$6.74	l.l0x	1.63x
Security National Financial Corporation	SNFCA	Salt Lake City	UT	$5.64	$34.4	$7.70	$7.60	0.73x	0.74x
UTG, Inc.	UTGN	Springfield	IL	$7.65	$29.5	$11.53	$11.53	0.66x	0.66x
Kentucky Investors, Inc.	KINV	Frankfort	KY	$25.00	$27.8	$37.30	$37.30	0.67x	0.67x
North Coast Life Insurance Company	NCU	Spokane	WA	$5.40	$3.3	$11.09	$11.09	0.49x	0.49x

				Mean	$252.1			0.80x	0.92x
				Median	$119.9			0.73x	0.77x
Pricing data as of 6/21/2007

The selected public comparable companies had a median price/book value multiple of 0.73x and median price/tangible book value of 0.77x.  After applying a 50% weighting to both relevant trading metrics, Burke calculated an implied public equity valuation of $6.69 per share. This calculation is illustrated in the chart below. Burke did not calculate implied valuations based upon mean price/book or mean price/tangible book as a part of its valuation analysis.  Burke analysis focused only upon median values, as it has found mean value calculations to be disproportionally influenced by outlying values.

Implied Valuation – Public Market Comparables
Metric	Multiples	Financials		Implied Value	Weighting	Weighted Valuation
Price/Book	0.7325x	$9.175	(1)	$6.72	50.00%	$3.36
Price/Tangible Book Value	0.7667x	8.699	(2)	6.67	50.00%	$3.33
Implied Stand-alone Valuation/Share						$6.69

(1)           Book value per share of the Company’s common stock as of March 31, 2007.
(2)           Tangible book value per share of the Company’s common stock as of March 31, 2007.

Premiums Paid for Similar Going Private Transactions

Burke studied going-private transactions involving a cash-out merger or reverse stock split that were announced during the past two years by publicly traded financial institutions. Burke selected financial institutions as a comparable group because they had engaged in several recent transactions that were structured similarly to, and undertaken for similar reasons as, the Reverse Stock Split.  Burke discovered a list of fifteen going private transactions during this time period for which transaction data was publicly available and did not exclude any transactions from the valuation report. By observing premiums paid in other similar transactions, Burke was able to estimate a range of comparable premiums to compute the redemption price for the proposed transaction. Below is a list of the recent going private transactions that

Shareholder Proposals for the 2008 Annual Meeting.   Shareholders are entitled to present proposals for action at a forthcoming meeting if they comply with applicable rules of the Securities and Exchange Commission and the Company’s bylaws.  If you would like for the Company to consider including a proposal in the Board of Directors’ proxy statement and form of proxy for presentation at the 2008 Annual Meeting of Shareholders, you must provide your notice to that effect, received in the Company’s offices not later than January 14, 2008.  If you intend to submit a proposal at the 2008 Annual Meeting of Shareholders but do not intend to include it in the Board of Directors’ proxy statement and form of proxy for that meeting, you must also provide notice to the Company, also received not later than January 14, 2008.  The notice in either case should include information regarding the business desired to be brought before the meeting and the reasons for conducting such business at the meeting, your identity and share ownership (both direct and beneficial), and any interest you have in the proposal, as well as any additional information required by applicable laws.  You should send your notice described above, or a request for a copy of the relevant bylaws, to the Secretary of the Company at 12910 Shelbyville Road, Suite 300, Louisville, Kentucky 40243.

Available Information.  The Company is currently required to file reports and other information with the SEC under the Exchange Act.  Copies of these reports and other information are available at the SEC’s public reference facilities at 100 F Street, N.W., Washington, D.C. 20549.  Copies of such materials can also be obtained at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.W., Washington, D.C. 20549.  These filings can also be viewed at the SEC’s website at http://www.sec.gov.

Incorporation of Certain Documents by Reference.     The SEC allows the Company to “incorporate by reference” the information it files with the SEC into this Proxy Statement.  This permits the Company to disclose important information to you by referring to these filed documents.  The information incorporated by reference is an important part of this Proxy Statement.  The following documents that the Company has filed with the SEC are incorporated by reference in this Proxy Statement:

•	its Annual Report on Form 10-K for the year ended December 31, 2006;

•	its Current Report on Form 8-K, as filed March 30, 2007;

•	its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007;

•	its Current Report on Form 8-K, as filed April 2, 2007;

•	its Current Report, as amended, on Form 8-K/A, as filed April 17, 2007;

•	its Current Report on Form 8-K, as filed June 29, 2007;

•	its Quarterly Report on Form 10-Q for the quarter ended June 30, 2007;

•	its Current Report on Form 8-K, as filed July 7, 2007;

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement to the extent that a statement contained herein or in any other subsequently filed document that is also or is deemed to be incorporated by reference herein modifies or supersedes such statement.

If you are a beneficial owner of the Company’s Common Stock and would like a copy of any of the information incorporated by reference in this Proxy Statement (other than exhibits to such information, unless such exhibits are specifically incorporated by reference into such information), the Company will provide it to you without charge.